United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Custom Truck One Source, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64083J104

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o ECP

40 Beechwood Road

Summit, NJ 07901

(973) 671-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64083J 104	13D	Page 1 of 25 Pages

1	Names of Reporting Persons ECP ControlCo, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,878,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,878,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,878,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person OO

CUSIP No. 64083J 104	13D	Page 2 of 25 Pages

1	Names of Reporting Persons Energy Capital Partners III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,738,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,738,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,738,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person OO

CUSIP No. 64083J 104	13D	Page 3 of 25 Pages

1	Names of Reporting Persons Energy Capital Partners GP III, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,738,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,738,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,738,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 4 of 25 Pages

1	Names of Reporting Persons Energy Capital Partners III, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,303,438
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,303,438

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,303,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.7%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 5 of 25 Pages

1	Names of Reporting Persons Energy Capital Partners III-A, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,408,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,408,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,408,589
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 6 of 25 Pages

1	Names of Reporting Persons Energy Capital Partners III-B, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,501,003
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,501,003

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,501,003
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.7%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 7 of 25 Pages

1	Names of Reporting Persons Energy Capital Partners III-C, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,135,935
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,135,935

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,135,935
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 8 of 25 Pages

1	Names of Reporting Persons Energy Capital Partners III-D, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,345,975
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,345,975

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,345,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.1%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 9 of 25 Pages

1	Names of Reporting Persons Energy Capital Partners GP III Co-Investment (NESCO), LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,238,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,238,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,238,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%
14	Type of Reporting Person OO

CUSIP No. 64083J 104	13D	Page 10 of 25 Pages

1	Names of Reporting Persons Energy Capital Partners III (NESCO Co-Invest), LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,238,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,238,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,238,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 11 of 25 Pages

1	Names of Reporting Persons NESCO Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,238,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,238,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,238,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%
14	Type of Reporting Person OO

CUSIP No. 64083J 104	13D	Page 12 of 25 Pages

1	Names of Reporting Persons NESCO Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,238,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,238,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,238,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 13 of 25 Pages

1	Names of Reporting Persons ECP Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 140,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 140,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO

CUSIP No. 64083J 104	13D	Page 14 of 25 Pages

1	Names of Reporting Persons Energy Capital Partners Management, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 140,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 140,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 15 of 25 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 7, 2019, as amended to date (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Custom Truck One Source, Inc. (f/k/a Nesco Holdings, Inc.) (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety by the following:

(1) ECP ControlCo, LLC

(2) Energy Capital Partners III, LLC

(3) Energy Capital Partners GP III, LP

(4) Energy Capital Partners III, LP

(5) Energy Capital Partners III-A, LP

(6) Energy Capital Partners III-B, LP

(7) Energy Capital Partners III-C, LP

(8) Energy Capital Partners III-D, LP

(9) Energy Capital Partners GP III Co-Investment (NESCO), LLC

(10) Energy Capital Partners III (NESCO Co-Invest), LP

(11) NESCO Holdings GP, LLC

(12) NESCO Holdings, LP

(13) ECP Management GP, LLC

(14) Energy Capital Partners Management, LP

Each of the Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o ECP, 40 Beechwood Road Summit, New Jersey 07901. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Information with respect to the managing members and officers of ECP ControlCo, LLC (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

Certain of the Reporting Persons (collectively, “ECP”), certain of the investment entities affiliated with The Blackstone Group (collectively, “Blackstone”), Capitol Acquisition Management IV, LLC and Capitol Acquisition Founder IV, LLC (together, “Capitol”), Platinum Equity Advisors, LLC (“Platinum”) and certain other stockholders of the Issuer (collectively with ECP, Blackstone, Capitol and Platinum, the “Stockholder Parties”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. Shares beneficially owned by the Stockholder Parties, other than by ECP, are not the subject of this Schedule 13D and accordingly, none of the other Stockholder Parties is included as a reporting person. For a description of the relationship between the Reporting Persons and the other Stockholder Parties, see Item 4 below.

CUSIP No. 64083J 104	13D	Page 16 of 25 Pages

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

Amended and Restated Stockholders’ Agreement

On April 1, 2021 (the “Closing Date”), in connection with the closing of the acquisition (the “Acquisition”) of 100% of the partnership interests of Custom Truck One Source, L.P. (“CTOS”) by a wholly owned subsidiary of the Issuer, the Issuer and the Stockholder Parties entered into an Amended and Restated Stockholders’ Agreement (the “Amended and Restated Stockholders’ Agreement”).

The Amended and Restated Stockholders’ Agreement provides that Platinum will have the right to designate up to seven nominees for the election to the Issuer’s Board of Directors (the “Board”), three of which are required to be independent directors. Each Platinum designee director who is not an independent director will have two votes on the Board. For so long as Platinum beneficially owns less than 50% but more than 30% of the Common Stock, Platinum will have the right (but not the obligation) to designate any number of directors, who are not independent directors, having one or two votes each, so long as the total number of votes of all such designees does not exceed the difference of the total number of votes constituting a majority of all votes of all directors minus one. The number of designees who are not independent directors that Platinum is entitled to nominate decreases from four to one, and such director’s voting power decreases to one vote, if Platinum beneficially owns less than 30% but more than 4.5% of the Common Stock. All such rights to designate nominees, including independent directors, shall cease if Platinum fails to beneficially own more than 4.5% of the Common Stock.

The Amended and Restated Stockholders’ Agreement further provides that (i) each of Blackstone and ECP will have the right to designate one nominee for the election to the Board so long as such investor beneficially owns at least 4.5% of the Common Stock, (ii) Capitol will have the right to designate one nominee for the election to the Board so long as it beneficially owns at least 50% the Common Stock it held as of the Closing Date and (iii) the chief executive officer of the Issuer shall hold a seat on the Board.

CUSIP No. 64083J 104	13D	Page 17 of 25 Pages

If, at any time while Platinum beneficially owns more than 50% of the Common Stock, Platinum receives a bona fide offer from a third party to purchase or otherwise desires to transfer shares of Common Stock to a third party on arm’s length terms including shares of Common Stock owned by Blackstone, ECP, Capitol or certain members of management of the Issuer (the “Drag Shares”), and (i) such sale proposal, if consummated, would result in a change in control of the Issuer (taking into account all Drag Shares), (ii) such sale proposal does not involve the transfer of Drag Shares to Platinum or an affiliate of Platinum and (iii) in such sale proposal, if consummated, Platinum would receive the same form of consideration as the other stockholders in the Issuer (a “Required Sale”), then Platinum may deliver a written notice with respect to such Sale Proposal at least ten business days prior to the anticipated closing date of such Required Sale to Blackstone, ECP, Capitol and the applicable members of the Issuer’s management requiring them to sell or otherwise transfer their shares of Common Stock to the proposed transferee.

In the event of one or multiple follow-on offerings that close at or above the Trigger Price during the Lockup Period, for the first $200 million of aggregate proceeds sold (the “First Tranche”), each Qualifying Shareholder, alongside Platinum, shall have the right to sell up to one third of the First Tranche (Platinum and each Qualifying Shareholder may sell proportionally more to the extent a Qualifying Shareholder doesn’t participate in such transaction up to a third). Capitol will have the right to participate alongside ECP (on a pro rata basis) within ECP’s allocable portion of the First Tranche. For any amount raised at or above the Trigger Price in addition to the First Tranche during the Lockup Period, Platinum, Capitol and each Qualifying Shareholder shall participate on a pro rata basis.

In addition, the Amended and Restated Stockholders’ Agreement gives Platinum, ECP, Capitol and Blackstone certain short-form, demand and piggyback registration rights with respect to the shares of Common Stock held by them, subject to certain conditions set forth therein.

The foregoing description of the Amended and Restated Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Statement and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 245,856,753 shares of Common Stock following completion of the Acquisition and related transactions:

CUSIP No. 64083J 104	13D	Page 18 of 25 Pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ECP ControlCo, LLC	25,878,988	10.5%	0	25,878,988	0	25,878,988
Energy Capital Partners III, LLC	25,738,988	10.5%	0	25,738,988	0	25,738,988
Energy Capital Partners GP III, LP	25,738,988	10.5%	0	25,738,988	0	25,738,988
Energy Capital Partners III, LP	21,303,438	8.7%	0	21,303,438	0	21,303,438
Energy Capital Partners III-A, LP	23,408,589	9.5%	0	23,408,589	0	23,408,589
Energy Capital Partners III-B, LP	21,501,003	8.7%	0	21,501,003	0	21,501,003
Energy Capital Partners III-C, LP	22,135,935	9.0%	0	22,135,935	0	22,135,935
Energy Capital Partners III-D, LP	22,345,975	9.1%	0	22,345,975	0	22,345,975
Energy Capital Partners GP III Co-Investment (NESCO), LLC	21,238,988	8.6%	0	21,238,988	0	21,238,988
Energy Capital Partners III (NESCO Co-Invest), LP	21,238,988	8.6%	0	21,238,988	0	21,238,988
NESCO Holdings GP, LLC	21,238,988	8.6%	0	21,238,988	0	21,238,988
NESCO Holdings, LP	21,238,988	8.6%	0	21,238,988	0	21,238,988
ECP Management GP, LLC	140,000	*	0	140,000	0	140,000
Energy Capital Partners Management, LP	140,000	*	0	140,000	0	140,000

*	Represents beneficial ownership of less than 0.1%

Energy Capital Partners III, LP is the record holder of 64,450 shares of Common Stock. Energy Capital Partners III-A, LP is the record holder of 2,169,601 shares of Common Stock. Energy Capital Partners III-B, LP is the record holder of 262,015 shares of Common Stock. Energy Capital Partners III-C, LP is the record holder of 896,947 shares of Common Stock. Energy Capital Partners III-D, LP is the record holder of 1,106,987 shares of Common Stock. NESCO Holdings, LP is the record holder of 21,238,988 shares of Common Stock. Energy Capital Partners Management, LP is the beneficial owner of 60,000 shares of Common Stock and currently exercisable options to purchase 80,000 shares of Common Stock.

The general partner of Energy Capital Partners III, LP, Energy Capital Partners III-A, LP, Energy Capital Partners III-B, LP, Energy Capital Partners III-C, LP, Energy Capital Partners III-D, LP is Energy Capital Partners GP III, LP, and its general partner is Energy Capital Partners III, LLC. As such, each of these entities may be deemed to share beneficial ownership of the securities held of record by each of Energy Capital Partners III, LP, Energy Capital Partners III-A, LP, Energy Capital Partners III-B, LP, Energy Capital Partners III-C, LP and Energy Capital Partners III-D, LP.

CUSIP No. 64083J 104	13D	Page 19 of 25 Pages

The general partner of NESCO Holdings, LP is NESCO Holdings GP, LLC. The members of NESCO Holdings GP, LLC are Energy Capital Partners III, LP, Energy Capital Partners III-A, LP, Energy Capital Partners III-B, LP, Energy Capital Partners III-C, LP, Energy Capital Partners III-D, LP and Energy Capital Partners III (NESCO Co-Invest), LP. The general partner of Energy Capital Partners III (NESCO Co-Invest), LP is Energy Capital Partners GP III Co-Investment (NESCO), LLC, and its managing member is Energy Capital Partners GP III, LP. As a result, each of the foregoing entities, including Energy Capital Partners GP III, LP and Energy Capital Partners III, LLC, may be deemed to share beneficial ownership of the securities held of record by NESCO Holdings, LP.

ECP Management GP, LLC is the general partner of Energy Capital Partners Management, LP and may be deemed to share beneficial ownership of the securities beneficially owned by Energy Capital Partners Management, LP.

ECP ControlCo, LLC is the managing member of Energy Capital Partners III, LLC and the sole member of ECP Management GP, LLC and may be deemed to share beneficial ownership of the securities beneficially owned be each of Energy Capital Partners III, LLC and the sole member of ECP Management GP, LLC. The managing members of ECP ControlCo, LLC are Douglas Kimmelman, Andrew Singer, Peter Labbat, Tyler Reeder and Rahman D’Argenio all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP ControlCo, LLC. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

As discussed in Item 2 above, the other Stockholder Parties are not included as reporting persons in this Statement, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the other Stockholder Parties.

(c)

On April 1, 2021, Energy Capital Partners Management, LP acquired 60,000 shares of the Issuer’s Common Stock upon vesting of outstanding restricted stock units. Except for the foregoing and the transactions described in Item 4, during the past 60 days none of the Reporting Persons nor the Related Persons have effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Amended and Restated Stockholders’ Agreement and is incorporated herein by reference. The Amended and Restated Stockholders’ Agreement is attached as an exhibit to this Statement and is incorporated herein by reference.

CUSIP No. 64083J 104	13D	Page 20 of 25 Pages

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by adding the following:

Exhibit Number	Description

1	Joint Filing Agreement.

7	Amended and Restated Stockholders’ Agreement, dated as of April 1, 2021, between Custom Truck One Source, Inc. and certain holders identified therein (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on April 2, 2021).

CUSIP No. 64083J 104	13D	Page 21 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 12, 2021

ECP ControlCo, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III, LLC
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners GP III, LP
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 64083J 104	13D	Page 22 of 25 Pages

Energy Capital Partners III-A, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III-B, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III-C, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III-D, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 64083J 104	13D	Page 23 of 25 Pages

Energy Capital Partners GP III Co-Investment (NESCO), LLC
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III (NESCO Co-Invest), LLC
By: Energy Capital Partners GP III Co-Investment (NESCO), LLC
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

NESCO Holdings GP, LLC

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	President

NESCO Holdings, LP
By: NESCO Holdings GP, LLC, its general partner

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	President

ECP Management GP, LLC
By: ECP ControlCo, LLC, its sole member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

CUSIP No. 64083J 104	13D	Page 24 of 25 Pages

Energy Capital Partners Management, LP
By: ECP Management GP, LLC, its general partner
By: ECP ControlCo, LLC, its sole member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

CUSIP No. 64083J 104	13D	Page 25 of 25 Pages

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is c/o ECP, 40 Beechwood Road Summit, NJ 07901.

ECP ControlCo, LLC

Managing Members

Name	Present Principal Occupation or Employment	Citizenship
Douglas W. Kimmelman	Senior Partner of Energy Capital Partners	United States
Andrew D. Singer	Partner and Senior Legal Counsel of Energy Capital Partners	United States
Peter Labbat	Partner of Energy Capital Partners	United States
Tyler Reeder	Partner of Energy Capital Partners	United States
Rahman D’Argenio	Partner of Energy Capital Partners	United States